EXHIBIT 99.1

News Release dated April 23, 2019, Suncor Energy to release first quarter 2019 financial results and hold Annual General Meeting of shareholders

Media Advisory

FOR IMMEDIATE RELEASE

Suncor Energy to release first quarter 2019 financial results and hold Annual General Meeting of shareholders

Calgary, Alberta (Apr. 23, 2019) – Suncor will release its first quarter financial results on May 1, 2019 before 8:00 p.m. MT (10:00 p.m. ET).

A webcast to review the first quarter will be held on May 2 at 7:30 a.m. MT (9:30 a.m. ET). Representing management will be Steve Williams, chief executive officer, Mark Little, president and chief operating officer and Alister Cowan, executive vice president and chief financial officer. A question and answer period with analysts will follow brief remarks from management. Trevor Bell, vice president, Investor Relations will host the call.

Please note, telephone lines are limited and reserved for those who intend to ask a question.

To participate in the teleconference:

•                 if calling from North America: 1-866-219-5885

•                 if calling from outside North America: +1-209-905-5918

To participate in the conference via webcast or to view the archive, go to suncor.com/webcasts.

Annual General Meeting

Suncor will host its Annual General Meeting in Calgary at 10:30 a.m. MT (12:30 p.m. ET) on May 2, 2019.

Fairmont Palliser, Crystal Ballroom

133 Ninth Avenue SW

The event will be webcast live on suncor.com/webcasts and archived for 90 days.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor or together.suncor.com

Investor inquiries:	Media inquiries:
800-558-9071	403-296-4000
invest@suncor.com	media@suncor.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com